UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

BriaCell Therapeutics Corp.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

10778Y302

(CUSIP Number)

Marc Lustig

1 First Canadian Place

Toronto, Ontario M5X 1H3

Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10778Y302

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Lustig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 140,000 (1)
	8	SHARED VOTING POWER 2,562,935 (2)
	9	SOLE DISPOSITIVE POWER 140,000 (1)
	10	SHARED DISPOSITIVE POWER 2,562,935 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,935 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 140,000 common shares upon the exercise of options held by Marc Lustig.

(2) Consists of 2,542,935 common shares and 20,000 common shares upon exercise of warrants held by L5 Capital Inc.

(3) Based on 18,284,661 shares outstanding as of May 21, 2024 and 140,000 common shares upon exercise of options and 20,000 common shares upon exercise of warrants.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L5 Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,562,935 (1)
	9	0
	10	SHARED DISPOSITIVE POWER 2,562,935 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,562,935 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.% (2)
14	TYPE OF REPORTING PERSON CO

(1) Consists of 2,542,935 common shares and 20,000 common shares upon exercise of warrants held by L5 Capital Inc.

(2) Based on 18,284,661 shares outstanding as of May 21, 2024 and 20,000 common shares upon exercise of warrants.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on September 7, 2021 with respect to the common shares, no par value, of BriaCell Therapeutics Corp., a British Columbia corporation (the “Issuer”). The address of the principal executive office of the Issuer is Suite 300 – 235 15th Street, West Vancouver, BC V7T 2X1, Canada. All information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date hereof.

Item 2.	Identity and Background

L5 Capital Inc.

(a)-(c) L5 Capital Inc., which is sometimes referred to in this statement as a “Reporting Person,” is a corporation formed under the laws of the province of British Columbia, Canada, and is wholly owned by Marc Lustig, its sole control person. Its principal business is as an investment company investing in securities. The Reporting Person has a business address at 1 First Canadian Place, Toronto, Ontario M5X 1H3, Canada.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

Marc Lustig

(a)-(c) Marc Lustig, who is sometimes referred to in this statement as a “Reporting Person,” is a member of the board of directors of the Issuer, and his present occupations include investor and entrepreneur, serving as a founding member of L5 Capital Inc. as well as Lustig Family Medical Cannabis Research & Care Fund of the Cedars Cancer Foundation. The Reporting Person has a business address at 1 First Canadian Place, Toronto, Ontario M5X 1H3, Canada.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated as follows:

On May 14, 2024, pursuant to a securities purchase agreement between L5 Capital Inc. and the Issuer, L5 Capital Inc. purchased 902,935 common shares and 902,935 warrants (warrants not included in this Schedule 13D) at a combined purchase price of $2.215 per common share and accompanying warrant, for an aggregate purchase price of $2,000,000. The securities were purchased by L5 Capital Inc. with working capital. The warrants will be exercisable six months from the date of issuance at an exercise price of $2.11 and will expire on the five year anniversary of the initial exercise date.

Other than the common shares listed above in this Item 3, all other common shares were purchased by L5 Capital Inc. with working capital in open market purchases in 2021 and 2022. L5 Capital Inc. expended an aggregate of $9,421,129.50 for the purchase of the common shares.

On September 1, 2021, the Issuer granted Mr. Lustig options to purchase 100,000 common shares pursuant to the Issuer’s stock option plan in connection with his services as a director of the Issuer. The options expire on September 1, 2026, have an exercise price of $5.74 and vested immediately upon issuance.

On June 20, 2023, the Issuer granted Mr. Lustig options to purchase 40,000 common shares pursuant to the Issuer’s stock option plan in connection with his services as a director of the Issuer. The options expire on June 20, 2028, have an exercise price of $6.03 and vested immediately upon issuance.

The common shares owned by the Reporting Persons include 20,000 common shares issuable upon exercise of warrants held by L5 Capital Inc. The exercise price is $5.21 and expire on February 26, 2026.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities reported in this statement for investment purposes and, except for the potential to acquire additional common shares or with respect to the Options, has no plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D. This disclosure does not address any plans or proposals which the Reporting Person may have or develop, or of which he may be or become aware, solely in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The information in Items 7-11 and Item 13 of the cover page for each Reporting Person of this Schedule 13D, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)	Except for the May 2024 purchase of the Issuer’s securities, there were no other transactions effected by the Reporting Persons during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated September 7, 2021 by and between the Reporting Persons (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on September 7, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2024	/s/ Marc Lustig
Marc Lustig

Dated: May 23, 2024	L5 CAPITAL INC.

	By:	/s/ Marc Lustig
	Name:	Marc Lustig
	Title:	Director